December 20, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Zerify, Inc.
Offering Statement on Form 1-A as Amended
File number: 024-12026

Ladies and Gentlemen:

On behalf of Zerify, Inc., a Wyoming corporation, I hereby request qualification of the above-referenced offering statement on December 21, 2022, at 1:00 (PM) EST or on such earlier or later time and date as the Commission shall determine. The Broker cleared its compensation arrangements with FINRA and provided confirmation to the Securities and Exchange Commission through a No Objection letter on FINRA Filing ID: 2022-10-14-6692098 on December 16, 2022.

Zerify, Inc. acknowledges that

·	should the Commission or the staff; acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Kay

Mark Kay

Chief Executive Officer